UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 27, 2023

FIRST EAGLE ALTERNATIVE CAPITAL BDC, Inc.

(Exact name of registrant as specified in its charter)

Delaware	814-00789	27-0344947
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

500 Boylston St., Suite 1200

Boston, MA 02116

(Address of principal executive offices)

(Registrant’s telephone number, including area code): (800) 450-4424

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	FCRD	NASDAQ Global Select Market
5.0% Senior Notes due 20206	FCRX	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On October 3, 2022, Crescent Capital BDC, Inc., a Maryland corporation (“CCAP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Eagle Alternative Capital BDC, Inc., a Delaware corporation (“FCRD”), Echelon Acquisition Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub”), Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub 2”), and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to CCAP (“CCAP Advisor”).

The Merger Agreement provides that (i) Acquisition Sub will merge with and into FCRD (the “First Merger”), with FCRD continuing as the surviving company and as a wholly owned subsidiary of CCAP (the “Surviving Company”), and (ii) immediately after the effectiveness of the First Merger, the Surviving Company will merge with and into Acquisition Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Acquisition Sub 2 continuing as the surviving company and as a wholly-owned subsidiary of CCAP.

As of the date of this Current Report on Form 8-K (the “Current Report”), five stockholder demand letters, one of which included a draft complaint, have been sent to FCRD and one complaint was filed in the District Court of the Southern District of New York on behalf of FCRD stockholders in connection with the Mergers. On November 12, 2022, a demand letter and draft complaint was sent on behalf of Charles Henry. On November 18, 2022, a demand letter was sent on behalf of Guenther Keller. On November 22, 2022, a complaint was filed on behalf of Shiva Stein in the United States District Court for the Southern District of New York, captioned Stein v. First Eagle Alternative Capital BDC, Inc., Christopher J. Flynn, Edmund P. Giambastiani Jr., Nancy Hawthorne, James D. Kern, Deborah McAneny, Jane Musser Nelson, No. 22-cv-9932 (S.D.N.Y). On November 28, 2022, a demand letter was sent on behalf of Alex Ciccotelli. On December 1, 2022, a demand letter was sent on behalf of Donald Browning. On February 23, 2023, a demand letter and draft complaint was sent on behalf of Bruce Sperry. These demand letters and the lawsuit are collectively referred to as the “Merger Litigation”.

The Merger Litigation alleges breach of fiduciary duty claims against the Board of Directors of FCRD (the “FCRD Board”), violations of sections 14(a) and 20(a) of the Securities Exchange Act of 1934 against FCRD and the FCRD Board and/or material omissions in the Proxy Statement (as defined below), in connection with the solicitation of stockholder approval of the Mergers contemplated by the Merger Agreement. The Merger Litigation alleges, among other things, a draft proxy statement filed on November 4, 2022 omitted certain information that the plaintiffs claim is material. FCRD filed the definitive proxy statement on January 20, 2023 (the “Proxy Statement”). The Merger Litigation requests that the FCRD Board cause FCRD to make additional disclosures and, if not, that the applicable court enjoin the transactions contemplated by the Merger Agreement. Two of the five plaintiffs requests attorneys’ fees and damages in an unspecified amount.

The defendants believe that FCRD has previously disclosed all material information required to be disclosed to ensure that the Proxy Statement as of the date of its filing is complete and correct such that its stockholders can make an informed vote at the Special Meeting (as defined below) and that the additional disclosures requested by the plaintiffs are immaterial. Accordingly, defendants believe these claims are without merit and intend to vigorously defend against them. However, in an attempt to reduce the costs, risks and uncertainties inherent in litigation and to maximize FCRD’s net asset value at the time of the Mergers, FCRD has determined to voluntarily supplement the Proxy Statement as described in this Current Report. Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality of any of these disclosures under applicable law. Rather, FCRD and the FCRD Board specifically deny all allegations in the Merger Litigation that any additional disclosure was or is required.

ON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE FCRD BOARD, THE FCRD BOARD UNANIMOUSLY RECOMMENDS THAT FCRD STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL AND, IF NECESSARY OR APPROPRIATE, “FOR” THE FCRD ADJOURNMENT PROPOSAL (EACH, AS DEFINED IN THE PROXY STATEMENT).

These supplemental disclosures will not affect the merger consideration to be paid by CCAP and CCAP Advisor to FCRD stockholders in connection with the Mergers or the timing of the special meeting of FCRD stockholders to be held in-person on Tuesday, March 7, 2023 at 11:00 a.m. Eastern Time located at 500 Boylston Street, Suite 1200, Boston, MA 02116 (the “Special Meeting”).

Supplemental Disclosures

The following disclosures supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which should be read carefully and in its entirety before authorizing a proxy to vote. All page references are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement.

The second paragraph on page 47 is hereby supplemented as follows:

The form of NDA did not include “don’t ask, don’t waive” provisions.

The first paragraph on page 48 is hereby supplemented as follows:

The NDA each bidder entered into contained customary “standstill” and related provisions, and did not include “don’t ask, don’t waive” provisions.

The carryover paragraph from page 66 to page 67 and the subsequent table are hereby supplemented as follows:

The low and high price-to-NAV per share multiples for the selected companies were the multiples for Logan Ridge Finance Corporation and Gladstone Capital Corporation, respectively. The low and high price-to-LTM NII per share multiples for the selected companies were the multiples for Great Elm Capital Corp. and Gladstone Investment Corporation, respectively. The low and high price-to-calendar years 2022 and 2023 estimated EPS multiples for the selected companies were, for both calendar years, the multiples for Great Elm Capital Corp. and Gladstone Investment Corporation, respectively. The low, 25th percentile, median, average, 75th percentile and high multiples for the selected companies excluded the price-to-LTM NII per share multiple and price-to-calendar years 2022 and 2023 estimated EPS multiples for Logan Ridge Finance Corporation, which multiples were considered to be not meaningful because they were negative or greater than 40.0x.

The second paragraph and the subsequent table on page 68 are hereby supplemented as follows:

The low and high price-to-NAV per share multiples for the selected companies were the multiples for CION Investment Corporation and Sixth Street Specialty Lending, Inc., respectively. The low and high price-to-LTM NII per share multiples for the selected companies were the multiples for FS KKR Capital Corp. and Gladstone Investment Corporation, respectively. The low and high price-to-calendar years 2022 and 2023 estimated EPS multiples for the selected companies were, for both calendar years, the multiples for FS KKR Capital Corp. and Gladstone Investment Corporation, respectively.

The second paragraph and the subsequent table on page 69 are hereby supplemented as follows:

The low and high price-to-NAV per share multiples for the selected transactions were the multiples for the Saratoga Investment Corp./GSC Investment Corp. transaction and the Goldman Sachs BDC, Inc./Goldman Sachs Middle Market Lending Corp. transaction, respectively. The low and high price-to-LTM NII per share multiples for the selected transactions were the multiples for the Highland Credit Strategies Fund/Highland Distressed Opportunities, Inc. transaction and the Barings BDC Inc./Sierra Income Corporation transaction, respectively. The low, 25th percentile, median, average, 75th percentile and high multiples for the selected transactions excluded the price-to-LTM NII per share multiples of the Portman Ridge Finance Corp/OHA Investment Corp transaction, the East Asset Management, LLC/Rand Capital Corporation transaction and the PennantPark Floating Rate Capital Ltd./MCG Capital Corporation transaction, which multiples were considered to be not meaningful because they were negative.

The following disclosure appears as the fourth sentence in the carryover paragraph from page 69 to page 70:

The range of discount rates of 13.0% to 15.0% assumed in this analysis was selected taking into account a capital asset pricing model implied cost of capital calculation.

The following disclosure appears as the fourth sentence in the second full paragraph on page 70:

The range of discount rates 10.5% to 12.5% assumed in this analysis was selected taking into account a capital asset pricing model implied cost of capital calculation.

Forward-Looking Statements

This document may contain forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between FCRD and CCAP. The use of words such as “anticipates,” “believes,” “intends,” “plans,” “expects,” “projects,” “estimates,” “will,” “should,” “may” and similar expressions to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of FCRD stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for FCRD will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from FCRD’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of our portfolio companies or the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including the impact of the COVID-19 pandemic, and their impact on the industries in which we invest, and (xii) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC. You should not place undue reliance on such forward-looking statements, which speak only as of the date of this document. CCAP and FCRD undertake no obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this document. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future results may be materially different from expectations. CCAP and FCRD qualify all forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving CCAP and FCRD, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of CCAP and FCRD has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a proxy statement of FCRD (the “Proxy Statement”) and a prospectus of CCAP (the “Registration Statement” and together with the Proxy Statement, the “Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus was mailed to stockholders of record of FCRD on or about January 23, 2023. The Proxy Statement and the Registration Statement contain important information about FCRD, CCAP, the proposed transaction and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. STOCKHOLDERS OF FCRD ARE URGED TO READ THE JOINT PROXY STATEMENT/REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FCRD, CCAP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, or, for documents filed by FCRD, from FCRD’s website at https://www.firsteagle.com/FEACBDC and for document files by CCAP, from CCAP’s website at https:/www.crescentbdc.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, CCAP, FCRD, and their respective directors and executive officers, other members of their management and employees, including certain employees and officers of First Eagle Alternative Credit, LLC and CCAP Advisor, may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding FCRD’s directors and executive officers and CCAP’s directors and executive officers is available in the Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus may be obtained free of charge from the sources indicated in the previous section.

No Offer or Solicitation

This Current Report is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CCAP, FCRD or in any fund or other investment vehicle.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

February 27, 2023

FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC.

By:	/s/ Sabrina Rusnak-Carlson
Name:	Sabrina Rusnak-Carlson
Title:	General Counsel and Secretary